Exhibit 99.1






                              FOR IMMEDIATE RELEASE



      Investors:                                           Media:
      Emer Reynolds                                        Anita Kawatra
      Ph:  353-1-709-4000                                  Ph:  212-407-5755
           800-252-3526                                         800-252-3526


               ELAN TO SPONSOR THE 9TH INTERNATIONAL CONFERENCE ON
                               ALZHEIMER'S DISEASE

 Company to present new data from its Alzheimer's Immunotherapy Program and host symposium featuring leading Alzheimer's disease researchers

  Leading Researchers to Share Groundbreaking Information and Resources on the
               Etiology, Pathology, and Treatment of Alzheimer's


SOUTH SAN FRANCISCO, California - May 17, 2004 - Elan Pharmaceuticals, Inc. today announced that it is the premier sponsor of The 9th International Conference on Alzheimer's Disease and Related Disorders, presented by the Alzheimer's Association. New data from Elan's Alzheimer's research and development programs will be presented at the conference, and Elan will also host a symposium featuring leading Alzheimer's researchers from throughout the field. The conference will take place at the Pennsylvania Convention Center in Philadelphia from July 17th through July 22nd.

"Alzheimer's disease currently affects more than 13 million people worldwide and the number is expected to grow significantly in the coming years. At Elan, our scientists are deeply committed to advancing the understanding of Alzheimer's and ultimately finding an effective treatment for this devastating disease," said Dr. Dale Schenk, Elan's Chief Scientific Officer. "We are pleased to take a leading role in the International Conference and to actively support the open scientific exchange that is critical to identifying fundamental improvements in the care and treatment of people with Alzheimer's."

"There has been immense progress in Alzheimer research in the last two decades," said Sheldon Goldberg, President and CEO of the Alzheimer's Association, the organizers of the event. "The International Conference is the primary platform for showcasing new knowledge and new discoveries, and a forum for sharing information across research areas. We are at a critical time now where preventing Alzheimer's is an objective that we believe the research community can achieve in the next decade. The newest treatment advances in Alzheimer's disease and steps toward prevention will be on display in Philadelphia."

Elan has been at the forefront of Alzheimer's disease research for almost two decades, in particular in advancing the understanding of the beta-amyloid peptide - A-beta - that is the main building block of amyloid plaques, which are a hallmark of Alzheimer's disease neuropathology. Elan is also conducting research on beta secretase inhibitors and gamma secretase inhibitors. Both beta and gamma secretase contribute to the formation of A-beta.

Elan, in collaboration with Wyeth, is researching a number of novel immunotherapeutic approaches as potential treatments for Alzheimer's disease. The Elan-Wyeth research involving beta-amyloid and plaque will be the subject of a number of presentations at the conference, including key new findings from a Phase II immunotherapy clinical trial. While that compound is no longer in development, Elan and Wyeth have initiated a Phase I trial studying a new monoclonal antibody specifically designed and engineered to clear the neurotoxin beta-amyloid peptide that accumulates in the brains of patients with Alzheimer's disease.

At the conference, Elan will also present data on its research in beta secretase inhibitors and gamma secretase inhibitors.

It is currently estimated that 4.5 million people in the United States suffer from AD and more than 13 million worldwide. Given anticipated increases in the population age of the United States and other countries, it is expected that more than 37 million people worldwide will be afflicted by the disease by 2025. Additionally, by 2010, Medicare costs for beneficiaries with Alzheimer's are expected to increase by approximately 50 percent, to $50 billion, according to the Alzheimer's Association.

About Elan
Elan Corporation, plc is a neuroscience-based biotechnology company that is focused on discovering, developing, manufacturing and marketing advanced therapies in neurology, autoimmune diseases, and severe pain. Elan (NYSE: ELN) shares trade on the New York, London and Dublin Stock Exchanges. For additional information about the company, please visit http://www.elan.com.



                                       3